Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)
110 Yonge Street, Suite 1601
Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

February 6, 2026

Item 3 News Release

A press release disclosing the material change was disseminated through Global Newsire and filed on SEDAR+ and EDGAR on February 6, 2026.

Item 4 Summary of Material Change

On February 6, 2026, Bitfarms announced that its board of directors approved a plan of arrangement (the “Arrangement”) under which Bitfarms will redomicile from Canada to the United States (the “US Redomiciliation”), subject to receipt of shareholder, stock exchange and court approvals. Upon completion of the US Redomiciliation, the ultimate parent company of Bitfarms will be a new corporation formed under the laws of the State of Delaware that will operate under the name Keel Infrastructure Corp. (“Keel Infrastructure US”).

Bitfarms also announced that on February 5, 2026, it provided formal notice to repay in full all amounts outstanding under its $300 million debt facility with Macquarie Group’s Commodities and Global Markets business (the “Macquarie Debt Facility”). As of February 4, 2026, the total amount drawn on the Macquarie Debt Facility was $100 million.

Item 5 Full Description of Material Change

US Redomiciliation

On February 6, 2026, Bitfarms announced the US Redomiciliation by way of the Arrangement. The Arrangement will be effected pursuant to an arrangement agreement entered into among Bitfarms, Keel Infrastructure US and 1576430 B.C. Unlimited Liability Company dated February 6, 2026 (the “Arrangement Agreement”). To effect the US Redomiciliation, each outstanding common share of Bitfarms (a “Bitfarms Share”) will be exchanged for one share of common stock of Keel Infrastructure US (“Keel Common Stock”), pursuant to the Arrangement.

Pursuant to the Arrangement, each outstanding incentive share purchase option, stock option, restricted share unit, restricted stock unit, deferred share unit and performance share unit to purchase a Bitfarms Share (each, an “Incentive Unit”) that has not been duly exercised under Bitfarms’ 2021 Long-term Incentive Plan, as amended on March 3, 2022, January 15, 2024 and April 16, 2024, Bitfarms’ 2025 Long-term Incentive Plan or Stronghold Digital Mining, Inc.’s Omnibus Incentive Plan, as amended on January 18, 2023, June 18, 2024 and March 14, 2025, prior to the effective time, will be exchanged for an incentive share purchase option, stock option, restricted share unit, restricted stock unit, deferred share unit or performance share unit, as applicable, granted by Keel Infrastructure US to acquire shares of Keel Common Stock (each, a “Replacement Incentive Unit”). Each Replacement Incentive Unit shall have substantially similar terms and conditions to such Incentive Unit for which it was exchanged, other than the currency of the exercise price.

Upon completion of the US Redomiciliation, Keel Common Stock is expected to trade on the Nasdaq Stock Market (the “Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the ticker symbol “KEEL”, subject to receipt of all necessary approvals of the Nasdaq and the TSX.

The US Redomiciliation is not expected to impact Bitfarms’ existing operations or facilities in Canada and the United States. Following completion of the US Redomiciliation, Bitfarms will become an indirect wholly owned subsidiary of Keel Infrastructure US, which together with Bitfarms and its other subsidiaries will carry on the business currently conducted by Bitfarms and its subsidiaries.

Bitfarms will seek shareholder approval of the Arrangement at a special meeting of the shareholders of Bitfarms (the “Shareholders”) to be held at 9:00 a.m. (Eastern Daylight time) on March 20, 2026 (the “Meeting”). Shareholders of record at the close of business on February 13, 2026, the record date for the Meeting, will receive notice of and be entitled to vote at the Meeting. The terms and conditions of the Arrangement will be disclosed in further detail in a management information circular to be mailed to Shareholders in advance of the Meeting. A copy of the management information circular, the Arrangement Agreement and related documents will also be filed with the Canadian securities regulatory authorities and will be available under the Bitfarms’ SEDAR+ profile at www.sedarplus.com, under the Company’s EDGAR profile at www.sec.gov and on the Company’s website at www.bitfarms.com.

The Board of Directors has unanimously determined that the US Redomiciliation is in the best interests of Bitfarms, and has unanimously resolved to recommend that the shareholders of the Company vote in favor of the Arrangement. To be effective, the special resolution approving the Arrangement must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the resolution, in person or by proxy, by the Shareholders.

The US Redomiciliation is expected to be completed on or about April 1, 2026, subject to obtaining shareholder, stock exchange and court approval, as well as the satisfaction of all other conditions precedent in the Arrangement Agreement.

Macquarie Debt Facility Update

On February 5, 2026, Bitfarms provided formal notice to repay in full all amounts outstanding under the Macquarie Debt Facility.

Bitfarms entered into the initial agreement for the Macquarie Debt Facility on April 2, 2025 with the intent of providing financing for project development. On October 10, 2025, the facility was converted to a project-specific financing facility. As of February 4, 2026, the total amount drawn on the Macquarie Debt Facility was $100 million. Net of $50 million of restricted cash under the terms of the Macquarie Debt Facility, Bitfarms’ net liquidity will decrease by $50 million upon full repayment.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Jonathan Mir
Chief Financial Officer
Bitfarms Ltd.
jmir@bitfarms.com
+1 (917) 257-1555

Item 9 Date of Report

February 9, 2026

Forward-Looking Statements

This material change report contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this material change report and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this material change report regarding the US Redomiciliation, the timing of the Meeting, the anticipated effective date of the US Redomiciliation, the required approvals for the US Redomiciliation, the listing of the Keel Common Stock on the Nasdaq and the TSX, the repayment of the Macquarie debt facility and other statements regarding future growth, plans and objectives of Bitfarms are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: anticipated benefits of the US Redomiciliation may not be realized or may not meet the expectations of Bitfarms, may not occur at all, and may have unanticipated costs for Bitfarms; failure to obtain required shareholder, stock exchange and court approval in a timely manner or on conditions acceptable to Bitfarms or the failure of the US Redomiciliation to be completed for any other reasons (or to be completed in a timely manner); incurrence of costs associated with the US Redomiciliation beyond those estimated; unanticipated adverse tax consequences to Bitfarms and Keel Infrastructure US in connection with the US Redomiciliation; the impact on the announcement and pendency of the US Redomiciliation on Bitfarms’ business, results of operations and financial conditions; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply Bitfarms’ data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including Bitfarms’ annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of Bitfarms should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this material change report.